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                          February 2, 2024

       Keith Murphy
       Executive Chairman
       Organovo Holdings, Inc.
       11555 Sorrento Valley Road, Suite 100
       San Diego, CA 92121

                                                        Re: Organovo Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2024
                                                            File No. 333-276722

       Dear Keith Murphy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Samantha Eldredge, Esq.